

September 13, 2012

<u>Via E-mail</u>
Derrick Gidden
CEO
Caduceus Software Systems Corp.
42A High Street
Sutton Coldfield, West Midlands
United Kingdom B72 1UJ

> **Re: Caduceus Software Systems Corp.**
> **Form 10-K for Fiscal Year Ended March 31, 2012**
> **Filed July 16, 2012**
> **Form 10-K/A No. 1 for Fiscal Year Ended March 31, 2012**
> **Filed September 12, 2012**
> **File No. 333-144509**

Dear Mr. Gidden:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief